Exhibit 99.1

BTQ Announces QPerfect and SDT Launch MIMIQ™-Powered Quantum Emulation Service on QUREKA™

•	Strategic partnership: QPerfect and SDT have signed a strategic agreement to integrate QPerfect's high-performance virtual quantum computer MIMIQ™ into SDT's QUREKA™ hybrid quantum platform, creating a new cloud-based quantum emulation service.
•	What it enables: The MIMIQ integration enables QUREKA users to design, test, and validate quantum algorithms at scales beyond today's hardware limits, helping research teams and enterprises accelerate quantum R&D and prepare workflows for next-generation processors.
•	Go-live timeline and delivery model: SDT will operate and commercialize the customer-facing service within QUREKA, while QPerfect provides and maintains the MIMIQ back end in a secure European cloud environment. The service has been available since February 1, 2026.

VANCOUVER, BC, Feb. 24, 2026 /CNW/ - BTQ Technologies Corp. ("BTQ" or the "Company") (Nasdaq: BTQ) (CBOE CA: BTQ) (FSE: NG3), a global quantum technology company focused on securing mission-critical networks,  is pleased to announce that QPerfect SA ("QPerfect"), a quantum computing company specializing in quantum emulation and enabling scalable and fault-tolerant architectures, in which BTQ currently holds a 16.67% interest and anticipates acquiring full ownership subject to satisfaction of closing conditions (see press release dated November 11, 2025), has entered into a strategic collaboration agreement with SDT Inc. ("SDT"), a South Korea-based quantum design and manufacturing company, to integrate QPerfect's high-performance virtual quantum computer, MIMIQ™, into SDT's QUREKA™ hybrid quantum computing platform.

Under the agreement, SDT will integrate MIMIQ™ into QUREKA™ to launch a new cloud-based quantum emulation service designed for research institutions, industrial R&D teams, and enterprise innovation programs.

SDT is a partner of GS Group, one of South Korea's largest conglomerates, and also partners with LG Electronics. SDT also maintains academic collaborations with leading Korean universities, including Seoul National University, Korea University, and KAIST. SDT's founder and CEO, Jiwon Yune, previously trained and conducted research under Professor Vladan Vuletić at MIT and Professor Mikhail Lukin at Harvard, both founders of QuEra, as well as Professor Jeffrey Shapiro at MIT.

Expanding QUREKA™ with Large-Scale Quantum Emulation

This new service expands QUREKA™ with large-scale quantum emulation capabilities designed for both academic and industrial users.

•	Design, test, and validate quantum algorithms before deploying them to hardware.
•	Explore complex quantum use cases that exceed the capabilities of current hardware devices.
•	Prepare scalable software workflows for next-generation quantum processors and fault-tolerant architectures.
•	Accelerate research and enterprise quantum adoption through a production-grade cloud-hosted quantum emulation service.

The service is now live, following integration, security validation, and training phases completed in recent months.

MIMIQ™: Enabling Scalable Quantum Development

MIMIQ™ is a high-performance virtual quantum computer leveraging advanced simulation techniques, including state-vector and Matrix Product State (MPS) methods. It enables the emulation of quantum circuits with up to thousands of qubits and millions of gates - extending beyond the practical limits of current physical quantum hardware.

MIMIQ™ forms the first layer of QPerfect's Quantum Logical Unit (QLU™), a multi-layered framework designed to accelerate the transition from today's noisy devices to tomorrow's fault-tolerant quantum computing architectures.

Executive Commentary

Philippe Blot, CEO of QPerfect, said, "This collaboration with SDT demonstrates how scalable quantum emulation can accelerate global quantum R&D. By integrating MIMIQ™ into QUREKA™, we enable researchers and enterprises to develop, validate, and optimize quantum algorithms today while preparing for tomorrow's fault-tolerant quantum systems."

Jiwon Yune, CEO of SDT, said, "Integrating MIMIQ™ significantly expands the computational capabilities available through QUREKA™. This partnership strengthens our platform's ability to support large-scale hybrid quantum development for both academic and industrial users."

Olivier Roussy Newton, CEO of BTQ Technologies, said, "This agreement reinforces BTQ's strategy of building and scaling foundational software infrastructure that helps move quantum computing from experimentation toward real deployment. By embedding QPerfect's MIMIQ emulation into SDT's QUREKA platform, we are expanding access to large-scale quantum development workflows today, while staying aligned with the long-term path to fault-tolerant systems."

Global Quantum Simulation Platforms Market

By focusing on cloud quantum simulation, QPerfect and SDT position MIMIQ + QUREKA to address a fast-growing market for software-led quantum development, testing, and validation workflows delivered through enterprise-ready cloud environments.

According to Fact.MR, the global quantum simulation platforms market is valued at USD 885 million in 2025 and is projected to reach USD 3.8 billion by 2035, implying a 15.7% CAGR from 2025 to 2035, with Software representing the leading segment in 2025 at 38.6% market share.

From a regional perspective, Grand View Research estimates that Asia Pacific accounted for 25.6% of global quantum computing revenue in 2024, reinforcing the strategic relevance of expanding cloud-based quantum development infrastructure across APAC.

In South Korea specifically, SDT estimates the Korean quantum simulation market at approximately USD 100 million in 2024, forecast to reach USD 800 million by 2033, representing an estimated 28.1% CAGR over the period.

Status update on BTQ's anticipated acquisition of QPerfect

The transaction remains subject to customary closing conditions, including French foreign direct investment (FDI) approval.

About QPerfect
QPerfect is a French quantum software infrastructure company developing the execution layer for next-generation, fault-tolerant quantum computers. Through its Quantum Logical Unit (QLU™) framework, QPerfect bridges abstract quantum algorithms with the physical constraints of advanced hardware platforms. Founded in 2023, QPerfect has received the i-Lab Grand Prix and develops advanced software technologies like MIMIQ™ enabling researchers, developers, and manufacturers to realize the full potential of quantum computing.

For more information, please visit https://qperfect.io

About SDT and QUREKA™
SDT Inc. is a quantum design and manufacturing company enabling quantum systems that can be designed, built, integrated, and operated at scale. QUREKA™ is SDT's hybrid quantum computing platform unifies CPU, GPU, and QPU resources within a secure cloud-based environment.

For more information, please visit https://sdt.inc

About BTQ
BTQ Technologies Corp. (Nasdaq: BTQ | Cboe CA: BTQ | FSE: NG3 ) is a vertically integrated quantum company accelerating the transition from classical networks to the quantum internet. Backed by a broad patent portfolio, BTQ pioneered the industry's first commercially significant quantum advantage and now delivers a full-stack, neutral-atom quantum computing platform with end-to-end hardware, middleware, and post-quantum security solutions for finance, telecommunications, logistics, life sciences, and defense.

Connect with BTQ: Website | LinkedIn | X/Twitter

ON BEHALF OF THE BOARD OF DIRECTORS
Olivier Roussy Newton
CEO, Chairman

Neither Cboe Canada nor its Regulation Services Provider accepts responsibility for the adequacy or accuracy of this release.

Forward Looking Information

Certain statements herein contain forward-looking statements and forward-looking information within the meaning of applicable securities laws. Such forward-looking statements or information include but are not limited to statements or information with respect to the business plans of the Company, the acquisition of QPerfect, the strategic agreement among QPerfect and SDT, the potential benefits of the strategic agreement, timelines for the launch and the potential success of any product offerings. Forward-looking statements or information often can be identified by the use of words such as "anticipate", "intend", "expect", "plan" or "may" and the variations of these words are intended to identify forward-looking statements and information.

The Company has made numerous assumptions including among other things, assumptions about general business and economic conditions, the development of post-quantum algorithms and quantum vulnerabilities, and the quantum computing industry generally. The foregoing list of assumptions is not exhaustive.

Although management of the Company believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that forward-looking statements or information herein will prove to be accurate. Forward-looking statements and information are based on assumptions and involve known and unknown risks which may cause actual results to be materially different from any future results, expressed or implied, by such forward-looking statements or information. These factors include risks relating to: the availability of financing for the Company; business and economic conditions in the post-quantum and encryption computing industries generally; the speculative nature of the Company's research and development programs; the supply and demand for labour and technological post-quantum and encryption technology; unanticipated events related to regulatory and licensing matters and environmental matters; changes in general economic conditions or conditions in the financial markets; changes in laws (including regulations respecting blockchains); risks related to the direct and indirect impact of COVID-19 including, but not limited to, its impact on general economic conditions, the ability to obtain financing as required, and causing potential delays to research and development activities; and other risk factors as detailed from time to time. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

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%CIK: 0001821866

For further information: For further information: E: desk@btq.com; Bill Mitoulas, Investor Relations, T: +1.416.479.9547, E: bill@btq.com; Media Contact: BTQ@kcsa.com

CO: BTQ Technologies Corp.

CNW 07:30e 24-FEB-26